FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – FEBRUARY 16, 2010

BAYTEX ENERGY TRUST CONFIRMS MONTHLY DISTRIBUTION FOR FEBRUARY AT $0.18 PER UNIT

CALGARY, ALBERTA (February 16, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) announces that a cash distribution of $0.18 per trust unit in respect of February operations will be paid on March 15, 2010 to unitholders of record on February 26, 2010. The ex-distribution date is February 24, 2010.

The U.S. dollar equivalent distribution amount is approximately US$0.1718 per trust unit assuming a U.S. to Canadian dollar exchange rate of 0.9542. The actual U.S. dollar equivalent distribution for unitholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered unitholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent distribution will be based on the exchange rate in effect on the record date and net of applicable Canadian withholding taxes.

The annualized distribution of $2.16 represents a cash-on-cash yield of approximately 6.6% based on the closing price of Baytex trust units of $32.73 on the TSX on February 12, 2010.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Brian Ector, Director of Investor Relations	Telephone: (403) 267-0702
Cheryl Arsenault, Investor Relations	Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca